Filed by Morgan Stanley

(Commission File No.: 1-11758)

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Eaton Vance Corp.

(Commission File No.: 1-8100)

The following is a transcript of an interview of Daniel Simkowitz, Head of Investment Management at Morgan Stanley, during the Bank of America Merrill Lynch Future of Financials Virtual Conference, on November 9, 2020.

NOVEMBER 09, 2020 / 6:40PM, MS.N - Morgan Stanley at Bank of America Merrill Lynch Future of Financials Virtual Conference

CORPORATE PARTICIPANTS

Daniel Aaron Simkowitz Morgan Stanley - Head of Investment Management

CONFERENCE CALL PARTICIPANTS

Michael Roger Carrier BofA Merrill Lynch, Research Division - Director

PRESENTATION

Michael Roger Carrier - BofA Merrill Lynch, Research Division - Director

All right. Good afternoon, everyone, and welcome back to the BofA Securities Future Financials Conference. I'm Mike Carrier. I'm the research analyst that covers the brokers, asset managers and exchanges here at BofA, and I hope you're all doing well.

Our next company up is Morgan Stanley. And with us today is Dan Simkowitz, Head of Investment Management. Given the recently announced acquisition of Eaton Vance, it should be a well-timed conversation. Dan, thanks for being with us today.

And before we begin, Morgan Stanley is asking me to read this exciting disclaimer. The discussion may include forward-looking statements, which reflect Morgan Stanley management's current estimates and subject to risks and uncertainties that may cause actual results to differ materially. This discussion, which is copyrighted by Morgan Stanley and may not be duplicated or reproduced without their consent, is not an offer to buy any security.

With that out of the way, we'll get started. And for the audience, if you have a question, please just submit it into the portal, and I'll ask those towards the end of the conversation.

QUESTIONS AND ANSWERS

Michael Roger Carrier - BofA Merrill Lynch, Research Division - Director

So Dan, just to kick off, Investment Management is not an area that we spend as much time on. And so I think just for the audience, give them some perspective -- if you could just give an overview of whether it's the asset, the geographic distribution mix, maybe some of the strategic areas of focus that you've been spending your time on.

Daniel Aaron Simkowitz - Morgan Stanley - Head of Investment Management

Great. Well, thanks, Mike, and thanks for having me back this year and, I guess, thanks for reading the disclaimer as well. So maybe I'll get a little bit of context around Asset Management and then around the history and the strategy. If you go back 5 years ago, around 2016, I came in with a pretty clear mandate from James and the Board to grow Investment Management. I think if you go back to that moment, it seemed like the right time. Smith Barney had been successfully integrated. Equity Sales & Trading, IBD, were delivering industry-leading returns. And I think the 2 things, focus areas for the firm were rationalizing and improving Fixed Income and growing Asset Management. And I think it's pretty clear over the last few years, on both of those fronts, we've done really well. I think the growth focus in Asset Management and the rationale was pretty clear. I think the Morgan Stanley firm strategy is pretty powerful and simple. It's all around clients. It's all around markets. It's all about giving clients capital allocation advice or execution. And Investment Management is maybe the purest form of that, a fiduciary form of that.

But I think also importantly, from a firm strategic context, it doesn't require any capital to grow and to deliver value to clients.

So when we came in, our first focus was to build a leadership team that was focused on clients, focused on growth, but harness the great investment teams that we had in Investment Management, but also try to develop new strategies, new products and leverage the global client franchise that

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NOVEMBER 09, 2020 / 6:40PM, MS.N - Morgan Stanley at Bank of America Merrill Lynch Future of Financials Virtual Conference

we had. We think the strategy has been very disciplined. The focus has been on areas of Asset Management that are in secular growth, where we at Morgan Stanley can add differentiated value. So...

(technical difficulty)

Michael Roger Carrier - BofA Merrill Lynch, Research Division - Director

Hey, Dan, are you there? Give us a minute here.

Daniel Aaron Simkowitz - Morgan Stanley - Head of Investment Management

Mike, are you -- are we back?

Michael Roger Carrier - BofA Merrill Lynch, Research Division - Director

Yes.

Daniel Aaron Simkowitz - Morgan Stanley - Head of Investment Management

Okay. Bear with me for one second.

Michael Roger Carrier - BofA Merrill Lynch, Research Division - Director

Yes. Take your time.

Daniel Aaron Simkowitz - Morgan Stanley - Head of Investment Management

We will -- we have to -- we'll dial in. So just back to where I was. The leadership team was focused on growth, harness the teams that we have and leverage the global franchise. The focus has been on areas in the market with secular growth and where we can add differentiated value. So focusing on areas where Morgan Stanley has got is very good. Our clients want us there, and there's low-risk of commoditization. So that's been the strategic focus of the business. And the results have been very strong. I think as you've noted, $400 billion in AUM in '16. And now it's a bit over $700 billion, and at the same time, revenues were around $2 billion in '16, and we've been averaging this year around $900 million of revenue a quarter, so about 70% growth.

If you -- there are a whole bunch of ways you could break down the business, but we think about it strategically in 3 areas. First area is high-conviction alpha. And we think we're pretty unique in that, that's both on the public side and on the private side of the businesses.

On the public side, concentrated public equities, where we're delivering really differentiated alpha in portfolios. Typically, 25 or 45 stocks within the portfolios. We're generally avoiding the bucket terminology, and the business skews towards global investing. And what's been, I think, a bit surprising but something we were focused on is that if you could deliver consistent long-term alpha, that there's real client demand around the world to complement and supplement the free beta or inexpensive beta that client and asset owners can have.

The second part of that alpha -- high-conviction alpha business is our private alternatives business. So that's now up about $110 billion of client capital in private alternatives. It's across private equity, private credit, real assets, which includes infrastructure, real estate, real estate credit. And again, we're seeing, as a lot of the market is, real secular growth in that marketplace. And we can leverage the firm's resources. We can leverage ISG in terms of talent and product development, Wealth Management and the global franchise.

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NOVEMBER 09, 2020 / 6:40PM, MS.N - Morgan Stanley at Bank of America Merrill Lynch Future of Financials Virtual Conference

The second part of the business strategically we think of is around solutions and multi-asset products and partnerships. And increasingly, we think you have to go to the asset owner or the Wealth Management platforms with a solutions mindset. And we go attack that part of the market through multi-asset products, asset allocation partnerships, asset class mandates or thematic mandates. It could be in hedge fund solutions or it could be in fixed income across public and private markets, or it could even be in a geography like China where we can go to the market.

I think, importantly, we're going to market there, not just as a product provider, but also as a solutions and a partner and sometimes just as a service provider, where we're not actually earning a fee. We think, increasingly, content and services to CIOs and Wealth Management platforms are really critical to the overall relationship you have with your clients. And very few firms, we think, in the industry can go into a discussion with CIOs across asset classes, across both the public and private markets, talk to them about whether you want to have internal management or external management, the mix between alpha and beta and do all of that in a global context.

And we're -- we leverage all the resources of both MSIM, but also all of Morgan Stanley, to provide that view. And it's extremely valuable, not just to the actual product we may be delivering, but to the overall relationship and the value proposition of Morgan Stanley. And a big part of the rationale for the combination with Eaton Vance is Parametric is a great solutions and outcome provider. But we've also, within MSIM, been focused on hiring really senior talent to go deliver that sort of service level that we think the market now requires. So we hired the former CIO of CalPERS, Ted Eliopoulos, who has a sustainability background that's first-class. We hired the former CIO of the City of New York, Seema Hingorani, who was the founder of Girls Who Invest, who has a diversity focus. And then our Counterpoint equity team recently hired Mike Mauboussin, the real big picture thinker for the issues facing asset managers and asset owners.

And then last, the third bucket is Fixed Income. And it sort of is in the middle between the 2. It's got an alpha component when you think about high-yield or loans or EM or go-anywhere mandates, but it's also got a solutions and an outcome element. And we thought that being bigger and having greater scale is really important and filling some of the gaps in that market, and that clearly was a rationale around the announced Eaton Vance combination as well.

And I'm sure we'll talk more about Eaton Vance. You've covered it. But pro-forma for Eaton Vance across those 3 areas we're about 30% in high-conviction alpha, 30% of our AUM and solutions, and about 40% in fixed income. So really great balance across asset classes, the public and private markets as well as solutions. And then we deliver this in a really very broad and global client franchise. And so our geographical mix coming into the combination with Eaton Vance is about 40% of our sales this year have been from Europe, about 25% from EM and Japan, and 35% from North America. And having that diversification on the client side has been really helpful for us to develop new products and optimize distribution to match client demand. So that's a long overview, but that gives you a sense of how we think about strategically the setup of the business.

Michael Roger Carrier - BofA Merrill Lynch, Research Division - Director

Yes. That's a good perspective to start with. So if I look at MSIM, so the Morgan Stanley side, you guys have been putting up organic growth, which puts you in, I'd say, a differentiated bucket. There's not a lot of firms out there that have been able to put up positive flows. So when you look at some of the key drivers of the growth that you've been putting up, like what areas have been driving that? And have you seen much in terms of like fee pressure in some of the parts of the business?

Daniel Aaron Simkowitz - Morgan Stanley - Head of Investment Management

Sure. Well, I think the -- again, you mentioned the strong results. It's been both on the revenue and AUM side, as I mentioned, but also on the PBT side. We've tripled PBT since '16. And the flows have been strong across the board, both geographies and asset classes. But I think as we look back on how we're delivering that flow results, I think, first, it's back to strategy where are we positioned and how are we positioned. We are really focused on places where there is secular growth, where there is a sort of we're avoiding commoditization, and we can do so, balance between the public and private markets.

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NOVEMBER 09, 2020 / 6:40PM, MS.N - Morgan Stanley at Bank of America Merrill Lynch Future of Financials Virtual Conference

I think the second one is just being global, and our client footprint allows us to go where client demand is. Not all the time you'll have client demand in certain asset classes in every geography, so we can match against client demand. And as I said, having 2/3 of the sales outside the U.S. is really, really, really valuable.

And then third, really important, is performance. And so in that high-conviction equity business, which is a big part of our growth, we have -- 90% of our AUM has beaten the benchmark over the last 3 years by 600 basis points. So we're not beating it by 50 or 100, but we're beating it by 600. That gets people's attention.

As an example, our Global Opportunity Fund, which is managed out of Asia for the last 5 years, has beaten the index by 1,300 bps annualized. And right now, we have 13 funds in the equity side across 4 teams in 4 different countries that are top decile over 5 or 10 years. So this is not just 1 year performance. It's long-term performance, and that's helped us deliver that very strong equity organic growth in the marketplace.

And then the second place is alternatives, private alternatives. That's been a focus area for us. We -- our focus is generally in the middle market where we can drive some real alpha for clients. So we're not going to be as large as the mega cap buyout firms. But we're now up to, I think, $110 billion, $115 billion of client capital in that business, and we try to grow it. We grow it through new products, but we also grow vintages.

So as an example, our Infrastructure III fund, the third vintage we raised last year is about $5.5 billion, but it's also about 50% larger than Infrastructure II. And then the other example is we got very focused on private credit market. 3 or 4 years ago, we were managing about $1 billion of client capital in private credit. We're now up to $19 billion of capital that can be deployed for clients in private credit.

You asked about fee pressure. We're -- certainly, in the parts of the market that are most commoditized or where maybe performance hasn't lived up to expectations where -- you definitely see fee pressure. But I would argue, in the high-conviction markets, both in the private side, and this is not a Morgan Stanley comment, I think it's an industry comment, both on the private side and public side, clients are focused on value. So some of that value is in alpha, some of that value is in the fee, some of that value is in the service, but you've seen less of it in that part of the market.

And then I think there's -- the third part of the market around solutions and Fixed Income, fees have definitely come down over the last 5 or 10 years, but I think we're at a point of some element of equilibrium in some of those markets around the fee. What's not in equilibrium is the level of service and content and the value you need to put to the client away from the fee, away from the alpha or the actual investing performance. The service requirements out of clients are going up. And so one thing we think at Morgan Stanley, MSIM as part of Morgan Stanley, is we can be there to deliver more of that value, more of that service as clients demand more for us of, frankly, not a higher fee.

Michael Roger Carrier - BofA Merrill Lynch, Research Division - Director

All right. That's good color. Maybe shifting over to Eaton Vance and just M&A to go well. I know you guys said on the call, like strategy and culture tend to be 2 of the key points to try to get right. So I guess more on the strategy side, what do you see playing out in the asset and wealth management sectors that make Eaton Vance a good strategic fit in combining asset and wealth can make sense?

Daniel Aaron Simkowitz - Morgan Stanley - Head of Investment Management

Yes. Again, I think if you take a step back, at the Morgan Stanley firm-wide strategic standpoint, Asset Management right at the core, all about clients, all about markets, all about capital allocation. Very similar to Wealth Management, it also requires very little capital to run. And so -- and we think, at the firm, we're pretty good at managing both Asset and Wealth Management businesses. So naturally, the focus is can we grow those businesses, and especially when we're presented with opportunities, where either a transaction or a new product can deliver incremental growth versus the existing business, also if we can deliver incremental value to the client. And Eaton Vance, at the Morgan Stanley firm level, was really attractive in that context.

At an industry level, though, I don't think we would be the best buyer of a business or an asset that needs a lot of fixing or a lot of repairs or a lot of cost cutting. I think those transactions generally are harder. They take longer to play out, but they still may be the right thing for those companies

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NOVEMBER 09, 2020 / 6:40PM, MS.N - Morgan Stanley at Bank of America Merrill Lynch Future of Financials Virtual Conference

to do because they may need it to manage negative flows or they may need to do it to cut costs so they can invest in technology or they can invest in international distribution or they can have seed capital to grow the business. We're very lucky at MSIM. We had really strong flow growth, so we didn't need to address a flow issue, but we also have the resources at Morgan Stanley, $100 billion of market cap, $45 billion of revenue. We had all the resources in MSIM to go invest in growth. And I think that also made us quite attractive to Eaton Vance.

It also meant our leadership team could focus on what we think is our core skill set. And that's around managing talent. It's around new products. It's around clients. It's around distribution. Frankly, it's just around growth.

(technical difficulty)

Michael Roger Carrier - BofA Merrill Lynch, Research Division - Director

All right. Just give us a minute or 2 to get Dan back here. Just give it a minute. We'll get him right back.

Daniel Aaron Simkowitz - Morgan Stanley - Head of Investment Management

And how it plays out. I think the focus of our leadership team was on growth, and then this obviously presents a real opportunity, you cover it, in that they have a set of first-class investing and solution franchises and they come into the combination with MSIM with very good flows. Yet, and this is really critical, it's almost with no overlap with Morgan Stanley. So when we think about it from a client perspective, our clients were telling us, to be a real Fixed Income partner, you need to be in the loan business. You need to be much bigger in high yield. You need to build a municipal bond business. And on the solutions side, they were really asking us to build capabilities around customized portfolios and to be bigger around sustainability partnerships.

And Eaton Vance didn't just address 2 or 3 of those client needs or client builds we're going to have to do. It delivered market leaders in more than half a dozen secular growth areas. It also brought, I would say, a big bonus and a big requirement. On the bonus side, it's extraordinarily complementary distribution capabilities. So Eaton Vance, with U.S. Wealth Management and then the Morgan Stanley international capabilities. And the requirement, which you highlighted, is cultural alignment.

So even with secular growth engines and distribution revenue opportunities or -- and filling the gap, if we didn't think the cultures would work or if the overlap was too high, we would not have moved forward. But the overlap is extraordinarily low, and the cultures are really aligned. And we didn't guess on the culture. I think that's important. We have the incredible benefit of the long and deep relationship with Eaton Vance in Morgan Stanley Wealth Management as well as some interaction they had with ISG. So within days of getting the call, we were really well informed, not just on the investment team, but around the culture.

And then the other element that we benefited from, which is really idiosyncratic to Eaton Vance, is their top 25 leaders had the vote on the transaction. So we had really extensive one-on-one time with the top 25 members of Eaton Vance before the announcement, and that's quite rare in a transaction like this.

Michael Roger Carrier - BofA Merrill Lynch, Research Division - Director

Okay. All those points make sense. And then maybe one more. Just Eaton Vance has very strong U.S. distribution across the different wealth platforms. So how do you guys think about like managing like the brand, the relationships, to ensure the wealth platforms still want to do business with Eaton Vance now that they're going to be part of Morgan Stanley, so a competing wealth platform.

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NOVEMBER 09, 2020 / 6:40PM, MS.N - Morgan Stanley at Bank of America Merrill Lynch Future of Financials Virtual Conference

Daniel Aaron Simkowitz - Morgan Stanley - Head of Investment Management

Sure. Well, I think at the forefront of that is we at Morgan Stanley and at MSIM, we're big believers in open architecture in the Wealth Management marketplace. And that's really a defining characteristic of U.S. Wealth Management. And we in MSIM, we operate around the world. And so we can see from different markets the real value that clients get by finding the best providers in the market. And given that the dynamic in the U.S., which is probably the leader in the world around open architecture and the fact that we're going to do very, very minimal changes to the underlying investment brands of Eaton Vance, the teams, their investment process, the leadership of the wholesaling effort at Eaton Vance, we don't anticipate that the combination will create real challenges and issues for Eaton Vance.

Underlying that is a view that if you have great alpha or service and relationships, then platforms or advisers, they want to work with you. And certainly, Parametric and Eaton Vance have proved that value over the years. But even in MSIM, we've got a very small Wealth Management wholesaling effort in the United States. But given our equity performance, as I mentioned earlier, we've seen AUM grow 3 to 5x at some of the wire houses, and we do that with, again, a small fourth and with the Morgan Stanley brand. But the brands, I think, are really important as we think about it. And it was a huge part of the value of the transaction, and they're going to be maintained throughout as we go to the U.S. Wealth Management market.

So if you think about the value that we can offer to a financial adviser or a platform as well as be the best place to work, if you're a wholesaler, you're going to go in with Parametric, which is the leading customization provider in the market. You'll go in with the Calvert brand, which is a leader in sustainability. Will go-to-market in the U.S. Wealth Management channel with the Eaton Vance Fixed Income brand as sort of the brand of Morgan Stanley Fixed Income. You'll have the high-conviction equities at Morgan Stanley out of New York, London, and Asia and now Atlanta with Atlanta Capital, and then the Morgan Stanley alts platform.

If you put that whole package together, that's a really unique, pretty incredible lineup in the industry for a wholesaler to come into a Wealth Management platform and talk to an adviser. So those Eaton Vance and Parametric, Calvert brands are going to remain very much intact. And actually, the wholesaler at Eaton Vance is going to go in with the Eaton Vance distribution card still. So we're very focused on maintaining the momentum that Eaton Vance has had in the market. And we think in an open architectural world that will work very well.

Michael Roger Carrier - BofA Merrill Lynch, Research Division - Director

Got it. Okay. That makes sense. And then you hit on some of these -- some of the growth opportunities that you see with Eaton Vance. You mentioned Parametric. You mentioned Calvert. But is there anything else that we're missing, like whether it's Morgan Stanley products through the Eaton Vance distribution? Or anything else like outside the U.S. where you guys see additional growth opportunity over time with the transaction?

Daniel Aaron Simkowitz - Morgan Stanley - Head of Investment Management

Sure. And first, just on Parametric, I think the ability to invest incremental resources and dollars around technology so that we're investing incrementally in innovation and in the Parametric brand is really a good sort of growth driver there. In addition, taking that to sort of a broader institutional market, but also check cases around the world globally so that we can talk to our client base around what they can bring.

On Calvert, bringing that internationally, really important, but also using our global equity capabilities, our multi-asset capabilities and private capabilities in tandem with the Calvert research team and the Calvert brand is important.

I think I sort of highlighted before that Eaton Vance has this just incredible relationship business in Wealth Management. But to bring our high-conviction alpha into that, whether it be the concentrated equities or the alternatives, especially the private credit business I mentioned, but also fixed income, we've really sold our fixed income and multi-asset capabilities in MSIM entirely to institutions and to Wealth Management platforms outside the U.S. And now we get to bring it through the Eaton Vance's wholesaling force.

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NOVEMBER 09, 2020 / 6:40PM, MS.N - Morgan Stanley at Bank of America Merrill Lynch Future of Financials Virtual Conference

And then the other side of the coin around international, it's not just Parametric and Calvert, it's around fixed income. So we see a major opportunity in loans, high yield, EM local debt, even taxable munis as well as the Atlanta-concentrated equity into or through our international distribution franchise outside the U.S.

Michael Roger Carrier - BofA Merrill Lynch, Research Division - Director

Great. Okay. And then just on the deal and like structure, Asset Management deals tend to be somewhat tricky just because of the talent. You mentioned like the senior members of Eaton Vance all voted for the transaction. What else in terms of like the deal structure, like how did you structure the transaction just to ensure that the talent at Eaton Vance stays on board?

Daniel Aaron Simkowitz - Morgan Stanley - Head of Investment Management

Yes. Look, I think managing and developing talent, it's at the core of everything we do at Morgan Stanley. So across all of our businesses, if you think about it. Financial advisers and wealth management, salespeople, traders, investment bankers in ISG, the PMs and client people at IM, this is the lifeblood of our firm. So if you think about it in this context, we didn't do the deal and then worry about the talent. You sort of focus on talent as a defining element of the transaction from the first time we got the call and the first evaluation we did of Eaton Vance.

And it's funny. I hear the word from some advisers around retention, but we're aiming dramatically higher than retention or retaining. I think it's similar to the way we think about diversity and inclusion. We're aiming much higher than including. We want people to feel like they belong at Morgan Stanley.

And so on talent, the goal is to create an environment where the high-performing talent, regardless of what level they're at, every part of the business, they want to build a business, they want to deliver value to clients, they want to do it, frankly, all the way till they retire and along the way, be stewards of the franchise and build teams that's going to carry on that client franchise well beyond their retirement. And as we entered into this transaction, back to that cultural alignment, we're lucky in a number of fronts.

In MSIM, we've built an environment where investors can thrive. So the leaders of our equity teams have been at Morgan Stanley, on average, 25 years. They've spent more than 90% of their careers at Morgan Stanley. Our Fixed Income CIO has been here 30 years. And on -- in the alts business, dozen or about 75% of our leaders started their career in ISG and now have been at the firm more than 20 years. And what we found is that Eaton Vance and at Parametric and at the other parts of EV, that they share that culture and that's fast or similar. And so there's real pride around their 90+ year history and our 85-year history and a shared philosophy on long-term development.

What is specifically helpful here is that having very little overlap in the investment teams creates a day 1, very positive dynamic. The second one, as we've talked about, the 25 leaders involved in the assessment of the transaction and having to vote, voting unanimously for it. So we put a lot of thought with Tom Faust and Brian Langstraat around this issue. And I think Tom summed it up really well on the conversation we had in September, which is your team's commitment to the organization and to our clients is through 3 main areas: first is the environment, what is it like day in, day out? Is it a diverse and welcoming team where everyone is proud to work? The second one is compensation and benefits. And the third is opportunity and growth.

On the environment, this is around deal structure and deal strategy. The teams on the investment side are intact across the entire board at Eaton Vance and Parametric. And so the high-yield team, the loan team, the muni team, these are unchanged teams, unchanged leadership. Matt Witkos, who runs distribution for Eaton Vance, is going to run Wealth Management distribution at the combined business going forward. So given there's very little overlap and very little team change or reporting changes, no moves to New York City or other locales, we think the environment and culture is set up well.

On compensation, for the same reasons, we don't think that will be a major issue because we have made real commitments that same levels of comp, same method of comp, same people that were deciding your compensation and your levels are the same people you'll see next year and the year after. And so I think that's really important. And what we've done around structuring is in and around the closing of the transaction, we've

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NOVEMBER 09, 2020 / 6:40PM, MS.N - Morgan Stanley at Bank of America Merrill Lynch Future of Financials Virtual Conference

made some of those compensation and benefits more secure. We made commitments that will make those even more secure as the transaction closes. And all in the context of both organizations known for being very competitive at comp, and we don't see that changing at all by this combination.

And the opportunity set is just bigger. And we think that's probably a huge element here, more distribution, more seed capital, more tech, more value and connectivity to clients. And we went out really fast. We did 15 town halls in the first couple of weeks after announcement, and the response around the opportunity set has been really exciting. And so we do think, from a client perspective, the talent should be stable, and the client transition will be very smooth.

Michael Roger Carrier - BofA Merrill Lynch, Research Division - Director

All right. Great. And just a reminder, for everyone in the audience, if you want to submit a question, just do it through the portal, and then I can ask the question to Dan.

And then just what are the necessary requirements for the deal to close, whether any types of votes, any regulatory approvals that are necessary?

Daniel Aaron Simkowitz - Morgan Stanley - Head of Investment Management

So no shareholder vote, because the transaction has been approved by the voting trust that we talked about, that holds all the voting common stock of Eaton Vance. Expectation is that it'll close in 2Q of '21. The closing is not subject to approval from the Federal Reserve. But there are customary closing conditions, HSR, FINRA as well as client consents. And so we've got joint teams focused right now on getting those approvals done in the coming months.

Michael Roger Carrier - BofA Merrill Lynch, Research Division - Director

Okay. Great. We have 1 question coming in on -- just on the growth opportunities with Eaton Vance, and this is more around on the Morgan Stanley platform, just how do the economics change if it's an Eaton Vance product that previously was sold by Eaton Vance, but then going forward, is part of Morgan Stanley? I mean, how do the economics shift?

Daniel Aaron Simkowitz - Morgan Stanley - Head of Investment Management

Yes. Again, back in an open architecture system, just like MSIM is treated just like other asset managers in the system, Eaton Vance will be treated the same way Eaton Vance was treated before. So really no change around being inside. So we compete and are priced the same way as other asset managers in Morgan Stanley Wealth Management and therefore, Eaton Vance stays the same.

Michael Roger Carrier - BofA Merrill Lynch, Research Division - Director

Got it. And then you mentioned this, I think, in the last answer, just in terms of using technology and investments in technology, both that Morgan Stanley and Eaton Vance has. But when you think about in the Investment Management business, what areas of the business have you been using in technology, whether it's to help improve performance, access, different modes of distribution or focus on efficiencies?

Daniel Aaron Simkowitz - Morgan Stanley - Head of Investment Management

Yes. Look, I think it's all of the above. We believe strongly that to be a world-class Asset Manager, you've got to have significant investments in technology as well as the client footprint and the great investment teams and seed capital, et cetera, but technology increasingly a part of that.

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NOVEMBER 09, 2020 / 6:40PM, MS.N - Morgan Stanley at Bank of America Merrill Lynch Future of Financials Virtual Conference

We leverage a lot out of the Morgan Stanley franchise. So if you think about it, in cyber, I think as James and Jon have mentioned, several hundred million dollars of spend there. That's increasingly important in the Asset Management space.

On the investing side, alternative data, we're increasingly a user, both on the public side, but also on the private market side, in both private lending and some of our opportunistic businesses. We and Eaton Vance have gone through a real digital transformation around the client, I guess, experience from both finding the client, onboarding them, reporting for them, risk managing it and then reporting it back to management teams, so they can make good decision. So that whole digitalization and then obviously embedded in that using the cloud.

But as I highlighted, the ability to use all the resources and the real significant technology capabilities and spend at Morgan Stanley to go drive growth, that's pretty exciting. And I think that is a place, in particular at Parametric, that's something that they'll be able to utilize those resources, that budget, those dollars to grow their business and innovate.

Michael Roger Carrier - BofA Merrill Lynch, Research Division - Director

All right. Great. We're just about out of time. So we'll wrap it up there, but I want to thank you for joining us today. Really appreciate it. And thanks for getting back on after we had some of those technical difficulties. And hopefully, next year, we'll be back in person. But thanks a lot.

Daniel Aaron Simkowitz - Morgan Stanley - Head of Investment Management

Thank you.

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Important Information about the Transaction and Where to Find It

In connection with the proposed transaction between Morgan Stanley and Eaton Vance Corp. (“Eaton Vance”), Morgan Stanley and Eaton Vance will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Morgan Stanley registration statement on Form S-4 that will include a prospectus of Morgan Stanley. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF MORGAN STANLEY AND EATON VANCE ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND

RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement (when it becomes available), as well as other filings containing information about Morgan Stanley or Eaton Vance, without charge at the SEC’s Internet website (http://www.sec.gov) or by contacting the investor relations department of Morgan Stanley or Eaton Vance at the following:

Morgan Stanley	Eaton Vance
1585 Broadway	Two International Place
New York, NY 10036	Boston, MA 02110
Media Relations: 212-761-2448	Media Relations: 617-672-8940
mediainquiries@morganstanley.com	rtice@eatonvance.com
Investor Relations: 1-212-762-8131	Investor Relations: 617-672-6744
investorrelations@morganstanley.com	esenay@eatonvance.com

No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. All such forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining required regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the acquisition, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period, (ii) the ability of Morgan Stanley and Eaton Vance to integrate the business successfully and to achieve anticipated synergies, risks and costs, (iii) potential litigation relating to the proposed transaction that could be instituted against Morgan Stanley, Eaton Vance or their respective directors, (iv) the risk that disruptions from the proposed transaction will harm Morgan Stanley’s and Eaton Vance’s business, including current plans and operations, (v) the ability of Morgan Stanley or Eaton Vance to retain and hire key personnel, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the acquisition, (vii) continued availability of capital and financing and rating agency actions, (viii) legislative, regulatory and economic developments, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the acquisition that could affect Morgan Stanley’s and/or Eaton Vance’s financial performance, (x) certain restrictions during the pendency of the acquisition that may impact Morgan Stanley’s or Eaton Vance’s ability to pursue certain business opportunities or strategic transactions, (xi) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Morgan Stanley’s or Eaton Vance’s management’s response to any of the aforementioned factors, (xii) dilution caused by Morgan Stanley’s issuance of additional shares of its common stock in connection with the proposed transaction, (xiii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (xiv) those risks described in Item 1A of Morgan Stanley’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K, (xv) those risks described in Item 1A of Eaton Vance’s most recently filed Annual Report on Form 10- K and subsequent reports on Forms 10-Q and 8-K and (xvi) those risks that will be described in the registration statement on Form S-4 available from the sources indicated above. These risks, as well as other risks associated with the proposed acquisition, will be more fully discussed in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed acquisition. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Morgan Stanley’s or Eaton Vance’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Morgan Stanley nor Eaton Vance assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.